Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | November 5, 2025

Name of Registrant: Tesla, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Tesla, Inc. (TSLA)

Fiduciary Duty: Vote YES on Proposals, 2, 3, & 4

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges shareholders to vote FOR Proposals No. 2, 3, and 4 regarding leadership incentives.

      Supporting Statement

At Tesla’s 2025 Annual Meeting, shareholders face a pivotal decision: whether to approve Elon Musk’s performance-based compensation plan (Proposal 4), alongside the amended equity incentive plan (Proposal 3) and advisory vote on executive compensation (Proposal 2). These proposals are designed to align leadership incentives with shareholder wealth creation at a scale rarely seen in corporate history.

As a corporate engagement and proxy voting consulting firm committed to promoting long-term shareholder value and fiduciary accountability, we recommend a FOR vote on these proposals. We represent Tesla shareholders, both individual and institutional, who believe that the company’s long-term success depends on fiduciary responsibility, and is best created by clear, undistracted focus on its core mission. We believe the structure and intent of the proposed executive compensation are consistent with best practices and are essential to sustaining Tesla’s trajectory of innovation and value creation.

A Fiduciary Imperative

Under the philosophy of shareholder capitalism, executive compensation is tied directly to shareholder outcomes. The 2025 CEO Performance Award grants Musk no salary, no cash bonus, and no time-based equity. Instead, it consists of 12 tranches of stock options that vest only if Tesla achieves extraordinary milestones—raising market capitalization from roughly $1.5 trillion to $8.5 trillion, delivering 20 million vehicles annually, deploying 1 million robotaxis, and reaching $400 billion in adjusted EBITDA. If Musk succeeds, shareholders will have gained approximately $7 trillion in value before he receives a single dollar. If he fails, he earns nothing. This is pure pay-for-performance alignment.

Tesla’s Track Record: Outperformance

Tesla’s performance under Musk’s leadership has been exceptional. According to FactSet data, Tesla’s total return over the past year exceeds 80%, with its 5-year total return1 exceeding 200%. Its 10-year compound annual growth rate (CAGR) stands2 at over 40%, far surpassing its automotive peers.

Tesla’s innovation pipeline—from Full Self Driving to Optimus humanoid robotics—positions it not merely as an automaker, but as a diversified technology company with exposure to AI, energy, and autonomy. These are high-growth sectors, and Musk’s strategic vision has been instrumental in Tesla’s expansion into each.

Retention Risk and Strategic Continuity

1 https://www.financecharts.com/stocks/TSLA/performance/total-return

2 https://finbox.com/NASDAQGS:TSLA/explorer/total_rev_cagr_10y/

The Board has indicated that Musk’s continued engagement with Tesla is contingent on shareholder support for Proposal 4. While some may view this as a negotiating tactic, we assess it as a legitimate retention risk. Musk’s leadership is uniquely tied to Tesla’s brand, strategy, and investor confidence. His departure would introduce significant uncertainty and could materially impact Tesla’s valuation and strategic execution.

Misguided Opposition from Activist Institutional Investors

Critics including ISS, Glass Lewis, and ESG-focused activist coalitions (like Norges Bank Investment Management, Norway’s sovereign wealth fund), recommend voting against these proposals. Their objections center on dilution and governance checklists, not shareholder returns. These proxy advisors operate on rigid benchmark policies and ESG frameworks that often prioritize ideological goals over financial outcomes. They have little or no economic stake in Tesla, yet their influence can override the principles of fiduciaries who claim to support incentive-based, pro-growth strategies. ISS and Glass Lewis even acknowledge the award’s potential to create “historical value” for shareholders, but still oppose it under their standard and ESG-aligned policies.

Ironically, both firms offer alternative voting guidelines—such as Bowyer Research’s pro-growth framework—that support the plan, yet many institutions default to the advisors’ benchmark recommendations without review. This creates a serious risk: private asset managers and public pension funds that espouse pay-for-performance philosophies may inadvertently vote against them by outsourcing decisions to proxy advisors. Fiduciary duty demands more than passive compliance; it requires active alignment between voting behavior and investment principles.

Conclusion

Tesla is not a legacy company. It operates at the frontier of multiple industries and requires leadership that matches its ambition. Tesla’s board urges a vote FOR Proposals 2, 3, and 4, framing them as investments in future value, not giveaways. If all milestones are met, Tesla’s market cap would increase more than sevenfold, dwarfing the estimated 12% dilution. The math is simple: a bigger pie benefits every shareholder.

Rejecting these proposals would empower political actors and checklist-driven advisors at the expense of long-term investors. Approving them ensures that Musk’s incentives remain tied to outcomes that create unprecedented shareholder wealth. If Musk wins, shareholders win first—and win big.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.